

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2021

Paul Lohrey
Chief Executive Officer
iShares Gold Trust Micro
400 Howard Street
San Francisco, CA 94105

Re: iShares Gold Trust Micro
Amendment No. 1 to Registration Statement on Form S-1
Filed May 11, 2021
File No. 333-253614

Dear Mr. Lohrey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. Refer to your response to comment 2. Please include a brief summary here of the Sponsor's conflicts of interests related to its its promotion, management or investment management of other accounts, funds or trusts. In addition, please disclose here that the Sponsor and the Trustee may agree to amend the Trust Agreement, including to increase the Sponsor's Fee, without Shareholder consent. In this regard, we note that you discuss the conflicts of interests and the ability of the Sponsor and Trustee to amend the Trust Agreement in greater detail elsewhere in your prospectus.

You may contact Michael Volley at 202-551-3437 or Amit Pande, Accounting Branch

Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance